NOTICE TO SHAREHOLDERS
SUZANO S.A.
Publicly-held Company
Tax Id No. (CNPJ/MF) No. 16.404.287/0001-55
NIRE 29.3.0001633-1
São Paulo, January 9th, 2025 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with the article 37, paragraph 2, of CVM Resolution No. 81, dated as of March 29, 2022, hereby announces to its shareholders and to the general market that the next Annual General Meeting of the Company will be held on April 25th, 2025, as previously disclosed in the Company's annual calendar of corporate events.
The Company also clarifies that further information related to such event will be properly disclosed at the right time in accordance with the applicable law. The Investor Relations department is available to provide any further clarification by the telephone +55 (11) 3503-9330 or by the e-mail ir@suzano.com.br.
São Paulo, January 9th, 2025.
Marcos Moreno Chagas Assumpção
Chief Financial and Investor Relations Officer